Exhibit 99.1

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2023, on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $37.5 million, (ii) debt drawdowns of $59.2 million and paid to the shipyard for Hull 5081, Hull 5082, Hull 5083 and Hull 5084, (iii) $21.4 million of equity contributions to shipyard payments for Hull 5081, Hull 3432 and Hull YZJ2023-1521, (iv) the redemption of 3,517,061 outstanding Series D Cumulative Redeemable Perpetual Preferred Shares and the payment of $87.9 million, (v) the redemption of 1,938,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping, a wholly owned subsidiary of Tsakos Energy Navigation Limited and the payment of $19.4 million, (vi) payment of $8.3 million of preferred share dividends, and (vii) the declaration of $0.40 special dividend per common share.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2023 and September 20, 2023.

	As of June 30, 2023
In thousands of U.S. Dollars	Actual	Adjusted
	(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$529,217	$354,649
Restricted cash	4,877	4,877

Total cash	534,094	359,526

Capitalization
Debt:
Long-term secured debt obligations and other financial liabilities (including current portion)	$1,538,086	1,559,768

Stockholders’ equity:
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding on an actual basis and on an adjusted basis	11,493	11,493
Common shares, $5.00 par value; 60,000,000 shares authorized on an actual and as an adjusted basis; 30,183,776 shares issued and 29,505,603 shares outstanding on an actual basis and as an adjusted basis	150,919	150,919
Additional paid-in capital	912,214	912,214
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income	5,037	5,037
Retained earnings	510,614	491,870
Non-controlling interest	51,645	31,567

Total stockholders’ equity	1,635,131	1,596,309
Total capitalization	$3,173,217	$3,156,077